1(714) 668-6264

stephencooke@paulhastings.com

July 24, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Justin Dobbie, Esq. Ryan Adams, Esq. Amy Geddes Margery Reich

Re:	Fox Factory Holding Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed July 17, 2013 File No. 333-189841

Ladies and Gentlemen:

On behalf of Fox Factory Holding Corp. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated July 23, 2013, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-189841) filed with the Commission via EDGAR on July 17, 2013 ( “Amendment No. 1”). On behalf of the Company, we confirm to you that as of the date of this letter the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 reflects the Company’s responses to the comment letter to Amendment No. 1 received from the Staff on July 23, 2013. For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes four copies of this letter, four copies of Amendment No. 2 and four copies of Amendment No. 2 that are marked to show the changes from Amendment No. 1. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 2.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.	Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

U.S. Securities and Exchange Commission

July 24, 2013

The Company acknowledges the Staff’s comment and confirms to the Staff that it will continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

Recent developments, page 9

2.	We note that you have included preliminary partial financial information for the quarter ended June 30, 2013, and that you have not included the full quarterly financial information because the financial statements are not yet available. Given your disclosure that you have finished the quarter-end closing process, please tell us and expand your disclosure to indicate the reasons why full financial statements are not yet available as well as when you expect them to be available.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No. 2 to indicate the reasons why full financial statements are not yet available, as well as when the Company expects them to be available. As disclosed on page 9 of Amendment No. 2, the Company’s financial statements for the three months ended June 30, 2013 have not yet been completed and are not yet available. For instance, the Company has not finished its closing procedures for the quarter, completed allocations within its operating expenses for the period, or prepared notes to its financial information. In addition, the Company’s independent registered public accounting firm, Grant Thornton LLP, has not completed its review of the Company’s financial information for this period in accordance with PCAOB standards. The Company advises the Staff that it anticipates that its financial statements as of, and for the period ended June 30, 2013, will not be available until the week of August 19, 2013 and will be included in the Company’s first periodic report filed with the Commission following the offering.

3.	Further, please expand this presentation to include narrative disclosure that puts this preliminary financial information in to context. This analysis might include a discussion of the trends set forth in MD&A impacting historical results and how they relate to this preliminary financial information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of Amendment No. 2 to include narrative disclosure that puts the preliminary financial information in to context.

4.	If financial statements for the most recently completed period are available or become available prior to the effective date of the registration statement, they must be included in the filing.

The Company acknowledges the Staff’s comment and advises the Staff that, if financial statements for the most recently completed period are available or become available prior to the effective date of the registration statement, the Company will include them in the filing.

*****

U.S. Securities and Exchange Commission

July 24, 2013

Please direct your questions or comments regarding the responses or Amendment No. 2 to the undersigned at (714) 668-6264 or to Jeff Hartlin of this firm at (650) 320-1804.

Thank you for your assistance.

Very truly yours,

/s/ Stephen D. Cooke

Stephen D. Cooke

of PAUL HASTINGS LLP

cc (without enclosures):	Larry L. Enterline Zvi Glasman David Haugen, Esq. Fox Factory Holding Corp.